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Winston & Strawn LLP
35 West Wacker Drive
Chicago, Illinois 60601

September 16, 2011

VIA EDGAR AND E-MAIL

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
US Securities and Exchange Commission
100 F Street, NE
Mail Stop 3720
Washington, DC 20549-6010

  Re:
  Groupon, Inc.
  Registration Statement on Form S-1 filed on June 2, 2011
  Amendment No. 1 filed on July 14, 2011
  Amendment No. 2 filed on August 10, 2011
  File No. 333-174661

Dear Mr. Spirgel:

        On behalf of Groupon, Inc. (the "Company"), set forth below are the responses of the Company to certain comments of the Staff raised during (i) a telephone call on September 6, 2011 between the Staff and Winston & Strawn LLP, the Company's outside legal counsel, relating to an internal memorandum dated August 25, 2011 that was sent via e-mail by Andrew Mason, the Company's Chief Executive Officer, to certain employees of the Company, (ii) a telephone call on September 8, 2011 among the Staff, representatives of the Company, Ernst & Young LLP, the Company's independent auditors, and Winston & Strawn LLP relating to the Company's financial statement presentation and (iii) a telephone call on September 13, 2011 among the Staff, representatives of the Company, Ernst & Young LLP and Winston & Strawn LLP relating to the repurchase by the Company of certain shares of Company common stock.

I.
Andrew Mason's August 25, 2011 E-mail to Employees

A.
Introduction

        The Staff has requested that the Company furnish additional legal analysis as to whether Andrew Mason's August 25, 2011 e-mail to certain employees of the Company constituted a violation of Section 5 of the Securities Act of 1933, as amended (the "Securities Act"). Section 5(b)(1) of the Securities Act provides that it is unlawful for any person, directly or indirectly, to use any prospectus relating to any security with respect to which a registration statement has been filed, unless such prospectus meets the requirements of Section 10 of the Securities Act. Section 2(a)(10) of the Securities Act defines "prospectus" to include any written, radio or television offer or a confirmation of the sale of a security. Section 2(a)(3) of the Securities Act defines the term "offer" as "every attempt or offer to dispose of, or solicitation of an offer to buy, a security or interest in a security, for value."

        The following sets forth the Company's analysis of the applicable rules and regulations of the Securities and Exchange Commission (the "Commission") and concludes that Mr. Mason's e-mail to employees did not constitute an "offer" and therefore did not violate Section 5(b)(1) of the Securities Act. The Company respectfully submits that Mr. Mason's e-mail does not constitute an "offer" as the term is technically defined under the Securities Act or as the term has been more broadly interpreted by the Commission because it was not an attempt by the Company to market, sell or dispose of securities. Rather, the e-mail was a direct communication with employees of factual business information of the type permitted by the applicable rules and regulations of the Commission. As discussed below, the Company recognizes, however, that in view of the inadvertent dissemination to the public of the internal communication, additional disclosures in its prospectus are appropriate to ensure that prospective investors do not rely on the communication in isolation without the more complete disclosures contained in the prospectus.

  B.
  Mr. Mason's e-mail does not violate Section 5 because it does not constitute an "offer" as that term is defined under the Securities Act or interpreted by the Commission.

        Mr. Mason's e-mail does not constitute an "offer" as such term is defined under the Securities Act or interpreted by the Commission. As noted above, Section 2(a)(3) of the Securities Act defines the term "offer" as "every attempt or offer to dispose of, or solicitation of an offer to buy, a security or interest in a security, for value." Mr. Mason's e-mail makes no reference to the terms of the proposed offering, the manner or timing by which the Company expects to dispose of securities, the names of the underwriters, how to participate in the offering or the potential returns or benefits to investors in the offering and includes no other language that would normally be considered as constituting an "offer." The Company recognizes, however, that the Commission expanded what constitutes an "offer" beyond the definition in Section 2(a)(3) of the Securities Act, stating in Securities Act Release No. 33-3844 ("Release No. 3844")1 that:

  "The publication of information and statements, and publicity efforts, generally, made in advance of a proposed financing, although not couched in terms of an express offer, may in fact contribute to conditioning the public mind or arousing public interest in the issuer or in the securities of an issuer in a manner which raises a serious question whether the publicity is not in fact part of the selling effort."

Publication of Information Prior to or After the Effective Date of a Registration Statement, Securities Act Release No. 33-3844, 22 Fed. Reg. 8359 (Oct. 8, 1957).

        The Company submits that under this guidance, and consistent with subsequent pronouncements by the Commission, Mr. Mason's e-mail is not within this more expansive definition of "offer" because it did not constitute a publication or publicity effort that was part of a "selling effort," nor was it designed to "contribute to conditioning the public mind or arousing public interest in the issuer or in the securities of an issuer."

        Mr. Mason's e-mail was not a publication or publicity effort. As discussed above, it was a confidential communication not intended for public release, and it contained reminders to refrain from discussing any aspects of the Company's business during the registration process.2 Further, the e-mail was not part of any "selling effort." Again, as discussed above, no part of the offering will be directed to employees, and the e-mail did not discuss the terms of the proposed offering, the manner or timing by which the Company

2
In Release No. 33-3844, the Commission articulated examples of "publicity efforts" that constituted offers in violation of Section 5. Id. One such example concerned promoters and prospective underwriters of a mining company in the development stage who "arranged for a series of press releases describing the activities of the company, its proposed program of development of its properties, estimates of ore reserves and plans for a processing plant." Id. Another concerned a prospective underwriter who distributed a brochure that "described in glowing generalities the future possibilities for use of a mineral [to be explored for] and the profit potential to investors" in the industry. Id. Both of the aforementioned examples describe communications that were calculated to reach a broad, public audience. Unlike a press release and a deliberately distributed brochure, Mr. Mason's e-mail was a private communication to employees that was never intended to reach the public and thus cannot be deemed to be part of a publicity or selling effort.

expects to dispose of securities, the names of the underwriters, how to participate in the offering or the potential returns or benefits to investors in the offering.3

3
The publication of specific terms of and information about an offering, even unaccompanied by an explicit offer to purchase securities, has been held to be an offer in violation of Section 5. In In re Carl M. Loeb, Rhoades & Co., the Commission found a Section 5 violation where a communication by an issuer was of a type that would stimulate public interest in an offering. 1959 WL 59531 (1959). In Loeb, Rhoades, the co-managing underwriters issued press releases concerning the issuer, a real estate development company, which described the property involved and the company's development plans in general terms, outlined the proposed securities offering, and mentioned the names of the two managing underwriters. Although the releases did not directly offer to sell any securities, the Commission concluded that publicity of that type and in that situation "must be presumed to set in motion or to be a part of the distribution process and therefore to involve an offer to sell or a solicitation of an offer to buy . . . securities." Id. at *6. Focusing on the more extensive of the releases and the resultant publicity, the Commission found that "such release and publicity was of a character calculated, by arousing and stimulating investor and dealer interest in [the] securities . . ., to set in motion the processes of distribution." Id. Mr. Mason's e-mail did not contain any language explicitly offering to sell the Company's securities, nor did it contain any of the specific offering information contained in the Loeb, Rhoades communication. The lack of specific offering information in Mr. Mason's e-mail, coupled with the fact that it was a private communication not intended for public distribution, supports the conclusion that the e-mail was not of the type that was calculated to arouse and stimulate investor interest and thus did not involve an offer.

        The Company further submits to the Staff that Mr. Mason's e-mail (whether before or after the leak) did not and will not contribute to conditioning the public mind or market or arousing the public interest in the Company or its securities because of the extraordinarily high degree of media scrutiny and attention to which the Company has been, and continues to be, subject. In this regard, the Company notes that the release of the e-mail did not have any meaningful impact on the level or nature of the media coverage concerning the Company or the offering. Indeed, although the leaked e-mail attracted media attention, a Google news search of "Groupon initial public offering" for the weeks before (August 17, 2011 through August 24, 2011) and after (August 25, 2011 through September 1, 2011) the release of Mr. Mason's e-mail returned approximately 1,690 and 1,320 results, respectively, reflecting that media attention actually declined following the dissemination of Mr. Mason's e-mail. When viewed in the context of the magnitude of media attention about the Company and the offering, Mr. Mason's e-mail did not have the effect of arousing public interest in the Company in any meaningful respect. As a result, the Company respectfully submits that Mr. Mason's e-mail is not a violation of Section 5 in that it does not constitute an "offer" as the term is defined under the Securities Act or as the term has been more broadly interpreted by the Commission.

        The Company respectfully submits that the circumstances of Mr. Mason's e-mail also differ significantly from the situation involving Salesforce.com in which the Commission elected to impose a "cooling off period." In 2004, Salesforce.com planned to go effective with the registration statement relating to its initial public offering when the New York Times published an article featuring the company's chief executive officer. The article was published on the eve of the company's road show and included substantial information about the initial public offering, which was gathered by a reporter who interviewed the company's chief executive officer. Commenting on the situation, in a letter to The Honorable Darrell E. Issa, Chairman of the Committee on Oversight and Government Reform, Mary L. Shapiro, Chairman of the Commission, noted that "[i]t appeared to the [S]taff that the interview was granted . . . in an effort for Salesforce.com or its CEO to communicate with prospective investors through the article, which was not permitted under the rules."4 As a result, to address impermissible market conditioning, the Commission imposed a cooling-off period for Salesforce.com's initial public offering.

Letter from Mary L. Shapiro, Chairman of the U.S. Securities and Exchange Commission to The Honorable Darrell E. Issa, Chairman of the Committee on Oversight and Government Reform, United States House of Representatives (April 6, 2001).

        In contrast to the situation involving Salesforce.com, the intended audience of Mr. Mason's e-mail consisted solely of employees not in their capacities as investors. In addition, the New York Times article was published during a time when Salesforce.com was actively marketing its offering and appeared to be an effort to arouse the public interest in the offering. By comparison, Mr. Mason's e-mail was impermissibly leaked to and reported in the media significantly in advance of any marketing of the Company's initial public offering and, as a result, did not and will not have the effect of conditioning the public mind for the offering of the Company's securities. Indeed, at the time the e-mail was disseminated to persons outside of the Company, the timing of any marketing initiatives had not even been scheduled.

  C.
  Mr. Mason's e-mail does not violate Section 5 because it is a communication that falls within the safe harbor of Securities Act Rule 169.

        In 2005, as part of Securities Offering Reform, the Commission adopted Securities Act Rule 169. Rule 169 provides a safe harbor from the gun jumping provisions of the Securities Act for certain corporate communications by non-reporting issuers such as the Company.5 Under this safe harbor, "factual information about the issuer, its business or financial developments, or other aspects of its business" may be released by an issuer during the pre-filing and waiting periods provided that such information is intended for use by persons other than in their capacities as investors or potential investors.

Rule 169 is a non-exclusive safe harbor. See Securities Offering Reform, Securities Act Release No. 33-8591, 69 Fed. Reg. 67,392 at n.1 (December 1, 2005). "Whether a communication that falls outside of the safe harbor is an offer is a facts and circumstances determination." Id. at 58.

4

        In order for an issuer to avail itself of this safe harbor, the following criteria must be met:

  (1)
  The issuer has previously released or disseminated such factual business information in the ordinary course of its business;

  (2)
  The timing, manner, and form in which the information is released or disseminated is consistent in material respects with similar past releases or disseminations;

  (3)
  The information is released or disseminated for intended use by persons, such as customers and suppliers, other than in their capacities as investors or potential investors in the issuer's securities, by the issuer's employees or agents who historically have provided such information; and

  (4)
  The issuer is not an investment company registered under the Investment Company Act of 1940 or a business development company as defined in section 2(a)(48) of the Investment Company Act of 1940.

In addition, the communication may not contain information about the registered offering or be released or disseminated as part of the offering activities in the registered offering.

        The Company respectfully submits that Mr. Mason's e-mail satisfies each of the above criteria. Mr. Mason's e-mail was limited to factual business information of the type expressly permitted by Rule 169 and does not contain projections or any other forward-looking information.6 In this regard, the Company would note that the limited financial information included in the e-mail addressed prior or substantially completed periods. The Company would also note that given the purpose of the e-mail—to reassure employees and address unsolicited questions relating to specific statements in the media—it was both necessary and appropriate that Mr. Mason's communication to employees not speak solely in broad generalities but contain a reasonable level of detail. Finally, the Company would note that, consistent with Rule 169, Mr. Mason's e-mail did not address the terms or timing of, or provide any information as to how to participate in, the offering.

"Forward-looking information" is defined in Securities Act Rule 168 as any of the following: "(i) projections of the issuer's revenues, income (loss), earnings (loss) per share, capital expenditures, dividends, capital structure, or other financial items; (ii) statements about the issuer management's plans and objectives for future operations, including plans or objectives relating to the products or services of the issuer; (iii) statements about the issuer's future economic performance, including statements of the type contemplated by the management's discussion and analysis of financial condition and results of operation described in Item 303 of Regulations S-B and S-K or the operating and financial review and prospects described in Item 5 of Form 20-F; and (iv) assumptions underlying or relating to any of the information described in [items (i), (ii) and (iii)]." The Company acknowledges that the release of forward-looking information falls within the safe harbor created by Rule 168 if the conditions set forth in such rule are met and that the release of such information is not expressly permitted within the safe harbor under Rule 169.

        The timing, manner and form of Mr. Mason's e-mail are consistent in all material respects with prior communications by the Company. Given the significant size the Company's employee base and the broad geographic scope of its operations, Groupon regularly and in the ordinary course of business employs e-mail as a means of communicating business and financial developments to its employees. More specifically, on numerous occasions in the past, Mr. Mason has communicated in a similar manner with employees regarding financial results or significant developments relating to the Company's business.7 Accordingly, the timing, manner and form—a candid, unfiltered e-mail sent firm-wide during normal business hours—of the memo at issue are each consistent with employee communications that Mr. Mason has delivered in the past.

"[T]he safe harbor requires the issuer to have some track record of releasing the particular type of information. One prior release or dissemination could establish this track record." Id. at 64.

5

        Mr. Mason's e-mail was intended for use by a critical constituency of the business—employees—in their capacities as employees and not as investors or potential investors. To demonstrate this point, the Company would note that no portion of the offering will be directed to employees. Further demonstrating that the communication was not targeted for use by prospective investors, (i) the e-mail does not discuss the terms or timing of the proposed offering, the names of the underwriters, how to participate in the offering or the potential returns or benefits to investors in the offering and (ii) the e-mail was distributed well before any marketing activities associated with the offering, including a road show, were initiated or indeed even scheduled. The Company acknowledges that individual employees may elect to participate in the offering as investors, but that possibility does not, in the Company's view, preclude reliance on Rule 169 which, by its terms, acknowledges that individuals may serve in multiple capacities in relation to an issuer.8 The critical question is whether the e-mail was "intended for use" by individuals other than in their capacities as investors or potential investors. The Company submits that the form, timing, manner and content of the e-mail all support the conclusion that the e-mail was intended not to generate investor interest but to promote employee morale and address specific, unsolicited employee concerns.9

The Commission has explicitly stated that as long as the intent condition in Rule 169 is met, the fact that the information may in fact be received by investors or potential investors will not preclude a Company's ability to rely on the safe harbor. See Rel. No. 33-8591, supra note 1, at paragraph referencing n.151.

Mr. Mason's email can be distinguished from the situation described In re Goldman Sachs & Co., Securities Act Rel. No. 8,434, 2004 WL 1476147 (July 1, 2004), where senior Goldman representatives made statements to the press to correct a public perception that the money raised by the PetroChina offering would be used in Sudan rather than China, and therefore would violate sanctions imposed by the U.S. The Commission found "in the context of this offering, in which the use of the proceeds was a controversial issue and a focus of efforts to prevent the PetroChina offering from going forward, these statements had the potential to facilitate the sale of PetroChina securities to concerned investors" and therefore constituted illegal offers. Mr. Mason's e-mail is distinguishable from the communication in Goldman Sachs in that Mr. Mason's e-mail was intended to address the concerns of employees not in their capacities as investors or potential investors and did not include any offering-related information, such as the terms or timing of the proposed offering or the names of the underwriters. The communication in Goldman Sachs specifically discussed the proposed offering, including that Goldman would serve as underwriters, and was meant to address the concerns of potential investors. Further, the statements made by the Goldman representatives were intentionally directed to the public, whereas Mr. Mason's e-mail was intended to be a private communication with employees.

        Finally, the Company may rely on the safe harbor created by Rule 169 because it is not an investment company registered under the Investment Company Act of 1940 or a business development company as defined in section 2(a)(48) of the Investment Company Act of 1940.

        A clear objective of Rule 169 was to create a safe harbor for companies in registration to continue to provide key constituents (such as customers and suppliers—and, the Company would submit, employees) with factual business information in a manner that enables such companies to preserve the goodwill of such constituents and avoid potential business disruptions. Applying this safe harbor to Mr. Mason's e-mail is entirely consistent with that objective. In the face of an extraordinary level of unbalanced speculation and negative commentary in the media, including media reports that brought into question the integrity of management and the Company's ability to continue as a going concern, the Company acted in a manner it believed to be responsive to the needs of its employees and consistent with applicable securities laws.

6

        The Company submits that Mr. Mason's e-mail is also consistent with the Commission's guidance on permitted communications that preceded the adoption of Rule 169.10 In Securities Act Release No. 33-5180 ("Release No. 5180"11, the Commission addresses activities issuers should be permitted to engage in during registration, and states that issuers in registration may observe an "open door" policy in responding to unsolicited inquiries concerning factual information from securities analysts, financial analysts, security holders and others. Although employees are not specifically mentioned in the release, the Company respectfully submits that addressing the significant concerns of employees is no less important to the well-being of a business than responding to inquiries from stockholders and financial analysts.

See, e.g., Guidelines for the Release of Information by Issuers Whose Securities are in Registration, Securities Act Release No. 33-5180, 36 Fed. Reg. 16,506 (Aug. 16, 1971); Publication of Information Prior to or After the Filing and Effective Date of a Registration Statement Under the Securities Act of 1933, Securities Act Release No. 33-5009, 34 Fed. Reg. 16,870 (Oct. 7, 1969); and Publication of Information Prior to or After the Effective Date of a Registration Statement, Securities Act Release No. 33-3844, 22 Fed. Reg. 8359 (Oct. 8, 1957).

Guidelines for Release of Information by Issuers Whose Securities Are in Registration, Securities Act Release No. 33-5180, 36 Fed. Reg. 16,506 (August 16, 1971).

        The inadvertent and unfortunate leak of Mr. Mason's e-mail to the public does not preclude the Company's reliance on the safe harbor in Rule 169. As noted in the Company's letter to the Staff dated September 2, 2011, the Company took a variety of steps to prevent the distribution of the e-mail beyond its intended audience. The dissemination of the e-mail was not a "plan or scheme to evade"12 the requirements of Section 5 as the e-mail was intended as a private communication solely for use by employees.

See Instruction to Securities Act Rule 169.

D.
The Commission, as a matter of public policy, should not restrict internal communications to employees during the quiet period as it would unduly burden companies in the registration process and would discourage companies from going public.

        As a policy matter, the Company respectfully submits it would be both impractical and inappropriate to restrict e-mail communications of the type and nature sent by Mr. Mason. The securities laws should not be interpreted to hinder candid, unfiltered communications between senior management and employees regarding the financial performance and status of the business during the registration process, regardless of whether the company at issue has 10 or 10,000 employees and regardless of whether the communication is by e-mail, memoranda or oral discussions. As the Staff is aware and as noted above, the Company has in the past received, and expects to continue to receive, a high degree of media coverage. Due to the inherently unmoderated nature of today's Internet-based media, as well as the expanded coverage in print and broadcast media given to non-public companies, the coverage regarding both the Company's business and the proposed offering involves a blend of traditional reporting and analysis and unbalanced speculation and commentary. Certain of the commentary regarding the Company's business model and sustainability, in particular, has had negative effects on employee morale as well as the Company's ability to retain employees. The e-mail at issue simply was an attempt by Mr. Mason, in his own voice, to encourage employees to "keep doing their jobs" and assure them that their hard work was being recognized—despite what they might be reading each day in the media or on blogs. Independent of the specific circumstances that the Company was addressing, many employee communications in the ordinary course can contain much of the same type of information that was included in Mr. Mason's e-mail.

7

        The Company respectfully submits that to construe Mr. Mason's e-mail as a violation of Section 5 would disregard the clear intended purpose of the communication, which was to preserve the goodwill of a core constituency of the business—employees—and limit ongoing damage to the business. As stated by Chairman Shapiro, "the Commission seeks to minimize the costs of being a public company in the United States and provide a regulatory environment that encourages going public while at the same time maintaining important investor protections to ensure that investors can responsibly make capital allocations."13 The Company respectfully submits that such "costs" should not include restrictions on the ability of an issuer to communicate candidly and directly with its employees.

Id. at 12.

II.
Additional Disclosure Relating to Mr. Mason's E-mail Communication

        The Staff has requested that the Company address the additional disclosure, if any, the Company intends to make in its Registration Statement as a result of the inadvertent dissemination of Mr. Mason's e-mail to individuals outside of the Company. As described more fully below, the Company intends to add disclosure regarding Mr. Mason's e-mail to its prospectus to enable prospective investors to consider the contents thereof in the context of that complete offering document and in connection with the related risks and uncertainties described therein. This proposed disclosure is consistent with the approach taken by Google in 2004 with respect to a Playboy article about the company published during the company's initial public offering.14

"[P]rimarily based on ... Google filing the article as an exhibit to its registration statement (thereby including it as part of its offering materials), the staff determined that the publication of the article would not inappropriately condition the market for Google's initial public offering." Id. at 5.

        Therefore, the Company undertakes to include as Appendix A to the prospectus the substantive portions of Mr. Mason's e-mail relating to the Company's core business. The Company's proposed Appendix A to the prospectus is attached hereto as Exhibit A. In addition, the Company proposes to add the following risk factor to the prospectus:

          "You should not rely on a memorandum sent by our Chief Executive Officer to certain employees that was leaked to the media without our knowledge in making an investment decision. You should rely only on statements made in this prospectus in determining whether to purchase our shares.

          Information about the Company and its business was included in an e-mail sent by our Chief Executive Officer to certain of our employees on August 25, 2011. The e-mail was leaked to the media without our knowledge and has been reprinted by a number of news outlets. Excerpts from the e-mail are included as Appendix A to this prospectus. The e-mail was intended for employees and not prospective investors and therefore, did not contain the more complete information, including discussion of various risks and uncertainties, described in this prospectus. As a result, the e-mail and its contents, including the information set forth in Appendix A, should not be considered in isolation and you should make your investment decision only after reading this entire prospectus carefully.

          Investors also should be aware of the following clarifications with respect to the content of the e-mail:

    •
    "Revenues" reflected in the e-mail are reported as "gross billings" in the prospectus and represent the amounts collected from customers, excluding any applicable taxes.

    •
    The e-mail states that our "revenues" (now gross billings) in August 2011 grew by about 12% over the prior month while we reduced marketing expenses by 20% in the same period. This financial information for August 2011 reflects only the first 21 days of August.

8

    •
    References to "ACSOI" refer to Adjusted Consolidated Segment Operating Income, a metric used internally by management to gauge performance that is discussed in the letter from Andrew D. Mason, our Chief Executive Officer, on page 31 of the prospectus.

    •
    The e-mail presents information with respect to the size of our business relative to certain competitors. Such information is based on publicly available data as of August 25, 2011."

        Finally, the Staff is hereby advised that, prior to commencing any marketing of the offering, the Company intends to further revise the prospectus to provide additional detail with respect to the Company's performance during the quarter ending September 30, 2011. Obviously, the form and nature of such additional information will depend in large measure on the timing of the offering, which remains uncertain.

III.
Article on peHub.com Relating to Mr. Mason's E-mail

        The Staff has requested that the Company address the article published on peHub.com relating to Mr. Mason's internal e-mail. In particular, the Staff has requested that the Company address the quote attributed to the Company's external public relations firm, in which an employee of that firm refers to the "leaked memo by Andrew Mason."

        On September 1, 2011, peHUB.com ran a story relating to Mr. Mason's e-mail to employees. The peHub.com article was published six days after Mr. Mason's e-mail was leaked to the media without the Company's knowledge or consent. In the story, an employee of the Company's external public relations firm was quoted as referring the reporter to the "leaked memo by Andrew Mason." At the time of the reported conversation, the leak of Mr. Mason's memo, as well as the entire text of the memo, had already been widely reported by the media. When the outside firm referred to the memo as "leaked," it was in reference to what was already clear from media reports—that someone had distributed the e-mail without the Company's knowledge or consent. The comments to peHUB.com were not intended in any way to indicate or suggest that the memo had been leaked by or at the direction of Mr. Mason or anyone else at the Company. The outside public relations firm confirmed to the Company that no person affiliated with the firm was responsible for the leak of the e-mail, nor was anyone at the firm instructed to contact peHUB.com with respect to the story. Groupon management specifically directed all public relations agency personnel not to leak the internal e-mail. Those directions were followed.

IV.
Financial Presentation

        The Company advises the Staff that, in response to a telephone call the Company had with the Staff on September 8, 2011, it undertakes in the next amendment to its Registration Statement to make certain revisions to its summary and selected financial data, sections of Management's Discussion & Analysis and historical financial statements included in the F-pages to reflect changes in reporting of revenues from Groupons sold to be net of the amounts related to merchant fees. The revisions will include the following:

  A.
  Gross Billings

        The Company advises the Staff that it intends to revise the summary and selected financial data, as well as the F-pages, in its Registration Statement to present revenue with a parenthetical disclosure of gross billings. Please see Exhibit B attached hereto for an example of this revised presentation.

  B.
  Restatement Disclosures

        The Company acknowledges the Staff's position that the change in income statement presentation described herein should be presented as a restatement. As described above, the Company has changed its reporting of revenues. Historically, the Company has reported the gross amounts billed to its subscribers as revenue. All prior periods have been revised to show the net amount the Company retains after paying the

9

merchant fees. This change resulted in a reduction of previously reported revenues and corresponding reductions in cost of revenue in those periods. The change in presentation had no effect on pre-tax income (loss) or net income (loss) for any period presented.

        In conjunction with this change, the Company also intends to make certain other income statement changes to provide a more meaningful presentation of its income and expenses. Those changes include:

  •
  Presenting loyalty program expense as a component of marketing expense. The Company's prior filings were made on the basis that the Company viewed the purchaser of the Groupon as its customer. As a result, the Company classified loyalty program expenses as a reduction of revenue in accordance with ASC 605-50. However, as the purchaser of the Groupon has been determined to not be the Company's customer, the guidance in ASC 605-50 is not applicable. The Company views these costs as amounts incurred to generate traffic to its website, and therefore have determined that they are most appropriately classified as marketing costs. The Company believes that this classification is most appropriate as it is acting as an agent on behalf of the merchant in driving traffic to generate revenue.

  •
  In addition, refunds provided to subscribers under the Groupon Promise and credit card and other processing fees are presented as a component of cost of revenue. Previously, refunds provided under the Groupon Promise were treated as a reduction of revenue as they were viewed to be akin to a "failed sale." However, since these are refunds made to a party that is not the Company's customer, the Company has determined they should not be treated as a return (i.e., a reversal of revenue). Instead, the Company has determined that these costs are most analogous to warranty costs. As a result, the Company accrues for the expected cost of the Groupon Promise at the time the vouchers are sold, and reflects the expense as a cost of revenue. Credit card and other processing fees were previously classified in selling, general & administrative expenses ("SG&A") because the Company viewed these costs as eliminating the need for a credit and collections department. Costs associated with a credit department are generally classified within SG&A. The Company understands the Staff's view that these costs can alternatively be viewed as a cost of service the Company is providing, and therefore, has reclassified these amounts.

        Attached hereto as Exhibit C is a summary of the effects of the changes in presentation described above on the Company's consolidated statements of operations for the years ended December 31, 2008, 2009 and 2010 and the six months ended June 30, 2010 and 2011.

  C.
  Changes in Expense Line Items

        The Company notes that certain changes to expense line items (marketing, selling, general and administrative, and acquisition-related) were reflected in Exhibits A and B to its letter to the Staff dated September 6, 2011. The Company directs the Staff's attention to Exhibit D attached hereto for a summary of the reclassification. The Company also directs the Staff's attention to part IV. B above for an identification of the reclassified items.

  D.
  Cost of Revenue

        The Company directs the Staff's attention to Exhibit B attached hereto, which reflects a revised income statement presentation that includes cost of revenue as a separate line item, consistent with Regulation S-X 5.03(b)(2). Cost of revenue is primarily comprised of costs related to credit card processing fees, refunds provided to customers under the Groupon Promise and other processing costs. A breakdown of cost of revenue for the years ended December 31, 2008, 2009 and 2010 and the six months ended June 30, 2010 and 2011 is attached hereto as Exhibit E.

10

  E.
  Accounting Policy Disclosure

        The Company advises the Staff that its next filing will include revised accounting policies addressing revenue, cost of revenue, marketing expense and selling expense. The Company's new accounting policies will clarify (i) the distinction between marketing expense and selling expense included in selling general and administrative expense and (ii) when revenue is recognized. In addition, the Company has added an accounting policy addressing amounts paid and accrued in connection with the Groupon Promise. The proposed accounting policies are as follows:

  Revenue Recognition

  We recognize revenue from Groupons when the following criteria are met: persuasive evidence of an arrangement exists; delivery has occurred; the selling price is fixed or determinable; and collectability is reasonably assured. These criteria generally are met when the number of subscribers who purchase the daily deal exceeds the predetermined threshold, based on the executed contract between the Company and its merchants. Once the predetermined threshold has been exceeded, revenue is recognized upon purchase and issuance of the Groupon. The Company records as revenue the net amount it retains from the sale of Groupons after paying an agreed upon percentage of the purchase price to the featured merchant excluding any applicable taxes. Revenue is recorded on a net basis because the Company is acting as an agent of the merchant in the transaction.

  Subscriber Loyalty and Reward Programs

  We use various subscriber loyalty and reward programs to build brand loyalty, generate traffic to the website and provide subscribers with incentives to buy Groupons. When subscribers perform qualifying acts, such as providing a referral to a new subscriber or participating in promotional offers, we grant credits that can be redeemed for awards such as free or discounted Groupons in the future. We accrue the costs related to the associated obligation to redeem the award credits granted at issuance in accrued expenses on the consolidated balance sheets and record a marketing expense in the consolidated statements of operations.

  Marketing

  Marketing expense consists primarily of online marketing costs, such as sponsored search, advertising on social networking sites, email marketing campaigns, affiliate programs, Loyalty and Rewards Programs and to a lesser extent, offline marketing costs such as television, radio and print advertising. The Company records these costs in marketing expense on the consolidated statements of operations when incurred.

  Selling

  Selling expense within the selling, general and administrative line consists primarily of payroll and commissions related to the sales organization.

  Refunds

  We record an allowance for estimated refunds primarily based on historical experience. We accrue costs associated with refunds in accrued expenses on the consolidated balance sheets. The cost of refunds where the amount payable to the merchant is recovered are recorded in the consolidated statements of operations as a reduction to revenue. The cost of refunds under the Groupon Promise when there is no amount recovered from the merchant are presented as a cost of revenue to the extent the refund is provided to a subscriber. If our judgments regarding estimated customer refunds are inaccurate, actual results of operations could differ from the amount we recognize.

11

  F.
  Net Revenue

        The Company advises the Staff that, as shown in Exhibit B attached hereto, it intends to present revenue as "revenue" rather than "net revenue."

V.
Repurchase of Shares of Company Common Stock

        In a letter from the Staff to the Company dated August 19, 2011, the Staff had the following comment: "We note your response to comment 32 from our letter dated July 22, 2011. Citing your basis in the accounting literature, tell us why your repurchase of shares held by your CEO at a price in excess of fair value would not be compensatory to him."

        In response to the above comment and a telephone call the Company had with the Staff on September 13, 2011, the Company respectfully advises the Staff that upon further evaluation of the substance of the redemption transaction, the Company has concluded that there should be no compensation expense recognized for the excess of the redemption price over the fair value of the common stock redeemed. The Company believes this conclusion is applicable to all of the redeemed shares, including those held by employees. In reaching this conclusion, the Company views the redemption as, in substance, a pro-rata dividend on all outstanding shares of common stock because, with an extremely small unintended exception explained below, (i) the common stock ownership percentage for each individual stockholder did not change as a result of the redemption; and (ii) each common stockholder received identical redemption proceeds on a per share basis. Under both ASC 505 and 718, pro-rata distributions generally do not result in any compensation expense. Additional facts and circumstances contributing to the Company's conclusion are summarized below:

  •
  The redemption was designed and intended to provide common stockholders with some liquidity, on a pro-rata basis, as a result of a recapitalization transaction. Except for one instance relating to a former employee in which the individual incorrectly completed his redemption election form, the transaction was executed as intended on a pro rata basis. The exception was not deemed significant enough to delay the redemption (even though an attempt was made to correct the error) because it involved only 1,200 shares of common stock, as adjusted to reflect the three-for-one and two-for-one stock splits (equivalent to 0.005% of the total redeemed shares). Similarly, the Company concluded the minor exception did not substantively change the fact that the redemption/distribution was made on a pro rata basis and, thus, should not change the accounting for the transaction.

  •
  Most of the redeemed shares of common stock were held by non-employee investors/founders (approximately 85%, which includes Mr. Mason's 15% ownership interest in the Company), and all shares of common stock held by management were fully vested prior to the redemption. Although option holders were informed of the planned redemption, only options that were fully vested in accordance with normal exercise terms and exercised prior to the redemption were eligible to be redeemed.

  •
  As previously described, the redemption price per share was agreed upon by all parties at that time as a reasonable estimate of fair value. While a retrospective valuation determined that such price was in excess of fair value, the intent was never to compensate management or make a preferential distribution to any group of common stockholders. In fact, even though the per share redemption was in excess of fair value, such excess was evenly distributed to all common stockholders on a pro rata basis without any bias.

  •
  As noted above, most of the shares were redeemed from non-employee investors/founders, in which ASC 505 (as opposed to ASC 718) is applicable. For these shares, such guidance would suggest the accounting for the excess be within equity regardless if viewed as a redemption or a pro rata distribution. For the employee-held shares redeemed, the Company believes that ASC 718 should

12

    apply only to those shares issued to employees as compensation for services (thus, excluding founder shares held by the Company's Chief Executive Officer), and preliminarily concluded compensation expense should be recorded for the excess—amounting to an immaterial amount that was recognized as a catch-up adjustment in the second quarter. However, as noted above, upon further reflection, it was concluded ASC 718 does not require compensation expense even for that portion due to its true substance as a pro rata distribution. Thus, the Company would propose to reverse this immaterial amount of expense in the third quarter of 2011.

*    *    *

        If you have any questions regarding any of the responses in this letter, please call me at (312) 558-5979.

Respectfully submitted,
/s/ Steven J. Gavin Steven J. Gavin

Enclosures

cc:
Andrew D. Mason
David R. Schellhase
Matthew F. Bergmann

13

 Exhibit A

        The following information was included in an e-mail dated August 25, 2011 from Andrew Mason, the Chief Executive Officer of Groupon, Inc., to certain Groupon employees. Please see Risk Factors—"You should not rely on a memorandum sent by our Chief Executive Officer to certain employees that was leaked to the media without our knowledge in making an investment decision. You should rely only on statements made in this prospectus in determining whether to purchase our shares" for clarification of certain information contained in the e-mail.

1. GROWTH IN THE CORE BUSINESS

        Thanks to a tremendous effort by our sales team, August in the U.S. is shaping up to be a pivotal month. It appears that will revenues grow by about 12% over last month (which is a lot), while we cut our marketing expenses by 20% in the same period.

The way Groupon spends on marketing is unique in three ways:

1.
We are currently spending more than just about any company ever on marketing—in Q2, we spent nearly 20% of our net revenue on marketing, while a typical company spends less than 5%. Why do we spend so much? The simple answer is "because it works." But that's only part of what makes our situation special.

2.
Our marketing—at least the customer acquisition marketing that we remove from ACSOI—is designed to add people to our own long-term marketing channel—our daily email list. Once we have a customer's email, we can continually market to them at no additional cost. Compare this to Johnson and Johnson, McDonald's, or most other companies. If I'm a Johnson, and I'm trying to sell you a box of Band Aids, I have to keep spending money on commercials and magazine ads and stuff to remind you about how sweet Band Aids are, even after you've bought your first box. With Groupon, we just spend money one time to get you on our email list, and then every day we email you a reminder of the sweetness of our metaphorical Band Aid. There is no cost of reacquisition—that's unusual (and we created ACSOI to point that out). If Johnson wanted to follow the Groupon strategy, he would have to start a free daily newspaper about bandages and then run Band Aid ads in it every day.

3.
Eventually, we'll ramp down marketing just as fast as we ramped it up, reducing the customer acquisition part of our marketing expenses (the piece that we remove in ACSOI) to nominal levels. We are spending a ton now because we're acquiring as many subscribers as we can as quickly as we can. We aren't paying attention to marketing budget (just marketing ROI) in the way a normal company would, because we know that even if we wanted to continue to spend at these levels, we would eventually run out of new subscribers to acquire. So our customer acquisition spend drops severely to reflect the fact that eventually we'll run out of people we can add to our email list. We view this internally as a very large one-time expense and then our job forever after will be to continually convert these subscribers into customers and to make sure our customers keep buying from us. Ongoing, the normal marketing dollars we spend are not something we would remove from our internal calculation of ACSOI.

        Over the past several months we've been consistently reducing our marketing spend and yet revenues are still increasing at a significant pace. In Q1 of this year, marketing represented 32.3% of our net revenues. By the end of Q2 it had fallen to 19.4%. And it has continued to fall over the past several months all because we've been investing in our own long-term marketing channel—our email list.

        Internationally we see the same trends—marketing is down, but revenues are up—every country is either losing less or making more. Even in young markets like Korea, where we're still making massive investments, we're seeing unprecedented growth. We started building our Korean team this January, despite the presence of two competitors that were larger than any we'd previously battled from behind. Thanks to the brilliant execution of the Korean team, we are set to be the market leader within months. We've never had a country grow as fast as Korea!

2. NEW BUSINESS LINES ARE BOOMING

        Travel and Product are enormous opportunities. After only a few months, they're already making up 20% of revenue in some countries. We sold $2M worth of mattresses in the UK—in one day! Groupon Getaways will do $10M in its first calendar month—which you might think is awesome, but we're actually disappointed with those results because we know how much better we'll be doing soon.

        While there's still a ton of work to do, Groupon Now! continues to see weekly double digit growth. The model works and I believe it will play a major part in the future of our global business as more merchants and customers join the marketplace.

3. WE ARE PULLING AWAY FROM COMPETITION

        If there's a question I've received from Groupon skeptics more than any other, it's, "how will you fend off the competition—especially massive companies like Google and Facebook?" I could give a dozen reasons to bet on Groupon, but it's impossible to predict the future or the actions of others. Well, now the sleeping giants have woken up—and the numbers are showing that what was proven true with literally thousands of other competitors is just as true with the incumbents of the Internet: it's kind of hard to build a Groupon. And since anyone with an Internet connection can track the performance of our competitors, I can be more specific:

  •
  Google Offers is small and not growing. In the three markets where we compete, we are 450% of their size.

  •
  Yelp is small and not growing. In the 15 markets where we compete, our daily deals are 500% of their size.

  •
  Living Social's U.S. local business is about 1/3rd our size in revenue (and smaller in GP) and has shrunk relative to us in the last several months. This, in part, appears to be driving them toward short-sighted tactics to buy revenue, like buying gift certificates from national retailers at full price and then paying out of their own pocket to give the appearance of a 50% off deal. Our marketing team has tested this tactic enough to know that it's generally a bad idea, and not a profitable form of customer acquisition.

  •
  Facebook sales are harder to track, but are even less significant at present.

My point is not that our competitors will fail—some may actually develop sustainable businesses, or even grow—after all, local commerce is an enormous market. The real point is that our business is a lot harder to build than people realize and our scale creates competitive advantages that even the largest technology companies are having trouble penetrating. And with the launch of NOW, I suspect our competition will have an even harder time in light of the natural barriers to entry that are needed to build a real-time local deals marketplace.

4. OUR TEAM

        This is the fluffiest of the four points, but maybe the most important—we've built a global team of hungry entrepreneurial operators and seasoned executives that rivals any team I know of.

        I point out the team because while today the business is strong and it appears we must endure success for awhile longer (despite its impermanence), we will inevitably be challenged with issues we didn't predict—and when that happens, the quality of our team will be a deciding factor in our ultimate long-term success.

\

Exhibit B

GROUPON, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share amounts)

	Year Ended December 31,
	2008	2009	2010
	(Restated)	(Restated)	(Restated)
Revenue (gross billings of $94, $34,082 and $745,348, respectively)	$5	$14,540	$312,941
Costs and expenses:
Cost of revenue	6	4,355	32,494
Marketing	163	4,873	284,348
Selling, general and administrative	1,468	6,389	213,260
Acquisition-related	—	—	203,183

Total operating expenses	1,637	15,617	733,285

Loss from operations	(1,632)	(1,077)	(420,344)
Interest and other income (expense), net	90	(16)	284
Equity-method investment activity, net of tax	—	—	—

Loss before provision for income taxes	(1,542)	(1,093)	(420,060)
Provision (benefit) for income taxes	—	248	(6,674)

Net loss	(1,542)	(1,341)	(413,386)
Less: Net loss attributable to noncontrolling interests	—	—	23,746

Net loss attributable to Groupon, Inc.	(1,542)	(1,341)	(389,640)
Dividends on preferred stock	(277)	(5,575)	(1,362)
Redemption of preferred stock in excess of carrying value	—	—	(52,893)
Adjustment of redeemable noncontrolling interests to redemption value	—	—	(12,425)
Preferred stock distributions	(339)	—	—

Net loss attributable to common stockholders	$(2,158)	$(6,916)	$(456,320)

Net loss per share
Basic	$(0.01)	$(0.04)	$(2.66)
Diluted	$(0.01)	$(0.04)	$(2.66)
Weighted average number of shares outstanding
Basic	166,738,129	168,604,142	171,349,386
Diluted	166,738,129	168,604,142	171,349,386

See Notes to Consolidated Financial Statements.

GROUPON, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

(in thousands, except per share amounts)

	Six Months Ended June 30,
	2010	2011
	(Restated)	(Restated)
Revenue (gross billings of $135,807 and $1,597,423, respectively)	$58,938	$688,105
Costs and expenses:
Cost of revenue	4,024	66,522
Marketing	39,848	432,093
Selling, general and administrative	33,880	409,158
Acquisition-related	9,434	—

Total operating expenses	87,186	907,773

Loss from operations	(28,248)	(219,668)
Interest and other (expense) income, net	(96)	1,539
Equity-method investment activity, net of tax	—	(8,763)

Loss before provision for income taxes	(28,344)	(226,892)
Benefit for income taxes	(905)	(1,732)

Net loss	(27,439)	(225,160)
Less: Net loss attributable to noncontrolling interests	61	19,759

Net loss attributable to Groupon, Inc.	(27,378)	(205,401)
Dividends on preferred stock	(1,046)	—
Redemption of preferred stock in excess of carrying value	—	(34,327)
Adjustments of redeemable noncontrolling interests to redemption value	—	(15,651)
Preferred stock distributions	—	—

Net loss attributable to common stockholders	$(28,424)	$(255,379)

Net loss per share:
Basic	$(0.17)	$(1.67)
Diluted	$(0.17)	$(1.67)
Weighted average number of shares outstanding:
Basic	169,048,421	152,813,014
Diluted	169,048,421	152,813,014

See Notes to Condensed Consolidated Financial Statements.

 SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

        We present below our summary consolidated financial and other data for the periods indicated. Financial information for periods prior to 2008 has not been provided because we began operations in 2008. The summary consolidated statements of operations data for the years ended December 31, 2008, 2009 and 2010 and the balance sheet data as of December 31, 2009 and 2010 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The balance sheet data for the year ended December 31, 2008 was derived from financial statements, which are not included in this prospectus. The summary consolidated statements of operations data for the periods ended June 30, 2010 and 2011 and the balance sheet data as of June 30, 2011 have been derived from our unaudited consolidated financials statements included elsewhere in this prospectus. The unaudited information was prepared on a basis consistent with that used to prepare our audited financial statements and includes all adjustments, consisting of normal and recurring items, that we consider necessary for a fair presentation of the unaudited period. The historical results presented below are not necessarily indicative of financial results to be achieved in future periods. You should read this information together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited and unaudited consolidated financial statements and accompanying notes, each included elsewhere in this prospectus.

	Year Ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
	(Restated)	(Restated)	(Restated)	(Restated) (unaudited)	(Restated) (unaudited)
	(dollars in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenue (gross billings of $94, $34,082, $745,348, $135,807 and $1,597,423, respectively)	$5	$14,540	$312,941	$58,938	$688,105
Costs and expenses:
Cost of revenue	6	4,355	32,494	4,024	61,241
Marketing	163	4,873	284,348	39,848	432,093
Selling, general and administrative	1,468	6,389	213,260	33,880	414,439
Acquisition-related	—	—	203,183	9,434	—

Total operating expenses	1,637	15,617	733,285	87,186	907,773

Loss from operations	(1,632)	(1,077)	(420,344)	(28,248)	(219,668)
Interest and other income (expense), net	90	(16)	284	(96)	1,539
Equity-method investment activity, net of tax	—	—	—	—	(8,763)

Loss before provision for income taxes	(1,542)	(1,093)	(420,060)	(28,344)	(226,892)
Provision (benefit) for income taxes	—	248	(6,674)	(905)	(1,732)

Net loss	(1,542)	(1,341)	(413,386)	(27,439)	(225,160)
Less: Net loss attributable to noncontrolling interests	—	—	23,746	61	19,759

Net loss attributable to Groupon, Inc.	(1,542)	(1,341)	(389,640)	(27,378)	(205,401)
Dividends on preferred stock	(277)	(5,575)	(1,362)	(1,046)	—
Redemption of preferred stock in excess of carrying value	—	—	(52,893)	—	(34,327)
Adjustment of redeemable noncontrolling interests to redemption value	—	—	(12,425)	—	(15,651)
Preferred stock distributions	(339)	—	—	—	—

Net loss attributable to common stockholders	$(2,158)	$(6,916)	$(456,320)	$(28,424)	$(255,379)

Net loss per share
Basic	$(0.01)	$(0.04)	$(2.66)	$(0.17)	$(1.67)
Diluted	$(0.01)	$(0.04)	$(2.66)	$(0.17)	$(1.67)
Weighted average number of shares outstanding
Basic	166,738,129	168,604,142	171,349,386	169,048,421	152,813,014
Diluted	166,738,129	168,604,142	171,349,386	169,048,421	152,813,014
Other Financial Data:
Segment operating (loss) income(1):
North America	$(1,608)	$(962)	$(10,436)	$8,309	$(32,279)
International	—	—	(170,557)	(23,047)	(128,314)

Total CSOI	$(1,608)	$(962)	$(180,993)	$(14,738)	$(160,593)

(1)
Consolidated segment operating (loss) income, or CSOI, is a non-GAAP financial measure. See "—Summary Consolidated Financial and Other Data—Non-GAAP Financial Measures" for a reconciliation of this measure to the most applicable financial measure under U.S. GAAP. We do not allocate stock-based compensation and acquisition-related expense to the segments. See Note 13 "Segment Information" of Notes to Consolidated Financial Statements and Note 14 "Segment Information" of Notes to Condensed Consolidated Financial Statements (Unaudited) for additional information.

 Exhibit C

	As Previously Reported	Restatement Adjustment	As Restated
For the year ended December 31, 2008
Revenue	$94	$(89)	$5
Cost of Revenue	89	(83)	6
Marketing	163	—	163
Selling, general and administrative	1,474	(6)	1,468
For the year ended December 31, 2009
Revenue	30,471	(15,931)	14,540
Cost of Revenue	19,542	(15,187)	4,355
Marketing	4,548	325	4,873
Selling, general and administrative	7,458	(1,069)	6,389
For the year ended December 31, 2010
Revenue	713,365	(400,424)	312,941
Cost of Revenue	433,411	(400,917)	32,494
Marketing	263,202	21,146	284,348
Selling, general and administrative	233,913	(20,653)	213,260
For the six months ended June 30, 2010
Revenue	131,534	(72,596)	58,938
Cost of Revenue	77,176	(73,152)	4,024
Marketing	35,495	4,353	39,848
Selling, general and administrative	37,677	(3,797)	33,880
For the six months ended June 30, 2011
Revenue	1,522,746	(834,641)	688,105
Cost of Revenue	911,699	(850,458)	66,522
Marketing	378,735	53,358	432,093
Selling, general and administrative	451,980	(37,541)	409,158

C-1

 Exhibit D

	Prior to reclass	Reclass refunds	Reclass credit card fees	Reclass loyalty points	Post reclass
Year ended December 31, 2008
Revenue (formerly gross profit)	$5	$—	$—	$—	$5
Cost of revenue	—	—	6	—	6
Marketing	163	—	—	—	163
Selling general & administrative	1,474	—	(6)	—	1,468

Total Operating Expenses	1,637	—	—	—	1,637
Year ended December 31, 2009
Revenue (formerly gross profit)	10,929	3,286	—	325	14,540
Cost of revenue	—	3,286	1,069	—	4,355
Marketing	4,548	—	—	325	4,873
Selling general & administrative	7,458	—	(1,069)	—	6,389

Total Operating Expenses	12,006	3,286	—	325	15,617
Year ended December 31, 2010
Revenue (formerly gross profit)	279,954	11,841		21,146	312,941
Cost of revenue	—	11,841	20,653		32,494
Marketing	263,202			21,146	284,348
Selling general & administrative	233,913		(20,653)		213,260
Acquisition-related	203,183				203,183

Total operating expenses	700,298	11,841	—	21,146	733,285
Six months ended June 30, 2010
Revenue (formerly gross profit)	54,358	227	—	4,353	58,938
Cost of revenue	—	227	3,797	—	4,024
Marketing	35,495	—	—	4,353	39,848
Selling general & administrative	37,677	—	(3,797)	—	33,880
Acquisition-related	9,434	—	—	—	9,434

Total Operating Expenses	82,606	227	—	4,353	87,186
Six months ended June 30, 2011
Revenue (formerly gross profit)	611,047	23,700		53,358	688,105
Cost of revenue	—	23,700	37,541		66,522
Marketing	378,735			53,358	432,093
Selling general & administrative	451,980		(37,541)		409,158

Total operating expenses	830,715	23,700	—	53,358	907,773

D-1

 Exhibit E

	Year ended December 31,			Six months ended June 30,
	2008	2009	2010	2010	2011
Cost of revenue:
Refunds	$—	$3,286	$11,841	$227	$23,700
Credit card processing fees	6	1,069	20,653	3,797	42,822

Total cost of revenue	$6	$4,355	$32,494	$4,024	$66,522

E-1

QuickLinks

  Exhibit A
  Exhibit B
GROUPON, INC. CONSOLIDATED STATEMENTS OF OPERATIONS (in thousands, except share and per share amounts)
GROUPON, INC. CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED) (in thousands, except per share amounts)
SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA
  Exhibit C
  Exhibit D
  Exhibit E